Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in thousands)
Pretax loss	(20,249)	(16,723)	(14,170)	(8,597)	(9,361)
Fixed charges:
Interest expense	177	178	213	271	315
Rental expense	48	49	48	43	33

Total fixed charges	225	227	261	314	348

Earnings	(20,024)	(16,496)	(13,909)	(8,283)	(9,013)

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, our earnings were insufficient to cover fixed charges by $20,249, $16,723, $14,170, $8,597 and $9,361, respectively.